Exhibit 99.2

AMENDMENT NO. 1 TO TRANSACTION SUPPORT AGREEMENT

This AMENDMENT NO. 1 TO TRANSACTION SUPPORT AGREEMENT, dated as of November 3, 2023 (this “Amendment”), is entered into by and among (i) Cazoo Group Ltd, a Cayman Islands exempted company (“Cazoo”) and each of its subsidiaries party hereto (each a “Company Party” and, collectively with each other subsidiary of Cazoo, the “Company”), (ii) the undersigned Consenting Noteholders comprising the Steering Committee, and (iii) as of the date hereof unless otherwise set forth on the applicable signature page below and solely with respect to Section 1(b) of this Amendment, each Consenting Equityholder (each, a “Party” and collectively, the “Parties”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Transaction Support Agreement (as defined below).

WHEREAS, the Company, the Steering Committee, and the Consenting Equityholders entered into that certain Transaction Support Agreement, dated as of September 20, 2023 (as amended, modified or supplemented prior to the date hereof, the “Transaction Support Agreement”); and

WHEREAS, as of the date hereof, the Parties desire to enter into this Amendment to make certain modifications to the Transaction Support Agreement, upon the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intended to be legally bound, agree as follows:

1. Amendments. In accordance with the requirements of Section 12 of the Transaction Support Agreement, the Parties hereby agree to amend the Transaction Support Agreement as follows (and to amend the Transaction Term Sheet, mutatis mutandi):

(a)     Section 1(q) shall be amended and restated as follows:

“Consent Deadline” means 5:00 p.m. (New York City time) on the date that is 10 Business Days from the date the Exchange Offer Memorandum is issued, posted, and distributed or any other date specified in the Exchange Offer Memorandum as the date by which consents by Convertible Noteholders are due.

(b)    Section 1(tt) shall be amended and restated as follows:

“Outside Date” means December 15, 2023; provided that if the Transaction has not been consummated by the Outside Date because the Form F-1 has not yet been declared effective by the SEC or the SEC review of the Schedule TO has not been completed, in each case for reasons outside of the Company’s control (regardless of whether any other condition remains unsatisfied at the Outside Date), the Outside Date shall be automatically extended to January 15, 2024; provided, further, that if a Scheme Transaction Trigger Event has occurred, the Outside Date shall be automatically extended to the date that is 85 days after the Scheme Transaction Trigger Event; provided, further, that the Outside Date may be extended with the prior written consent (email shall suffice) of the Company, each Consenting Equityholder, and the Steering Committee.

(c)     Section 1(iii) shall be amended and restated as follows:

“Scheme Transaction Trigger Event” means if (1) holders of more than 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes have become (a) Consenting Noteholders or (b) party to an alternative agreement with the Company to tender (or cause to be tendered) each such Convertible Noteholder’s Convertible Notes in the Exchange Offer in accordance with the Exchange Offer Memorandum and not withdraw such Convertible Notes, which agreement shall be in the form and substance reasonably acceptable to the Company and the Steering Committee (each such agreement, an “Alternative Tender Agreement”), in each case by the Consent Deadline, or (2) twenty (20) Business Days following the date that the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction, which notice has not been rescinded during such period; provided that such event shall not be deemed to occur any later than the Consent Deadline.

(d)    Section 1(lll) shall be amended and restated as follows:

“Steering Committee” means Viking Global Investors LP and Farallon Capital Management, LLC.

(e)     Section 4(a)(vii) shall be amended and restated as follows:

take all actions required to implement the Exchange Offer in accordance with the Transaction Term Sheet and in compliance with the applicable securities regulations, including by timely posting and distributing the Exchange Offer Memorandum and keeping such Exchange Offer open for a period of at least 20 Business Days (provided that the Company may terminate the Exchange Offer after the Consent Deadline, with any such early termination or any extension to be agreed by the Steering Committee);

(f)     Section 4(a)(xvi) shall be amended and restated as follows:

cause holders of 100% of the aggregate outstanding principal amount of the Convertible Notes to become either (A) Consenting Noteholders or (B) party to an Alternative Tender Agreement;

(g)    Section 5(j) shall be amended and restated as follows:

unless the Transaction is implemented through a Scheme Transaction, holders of 100% of the aggregate outstanding principal amount of the Convertible Notes shall be either (A) Consenting Noteholders or (B) party to an Alternative Tender Agreement;

(h)    The provision of the Transaction Term Sheet providing that Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders shall be subject to certain contractual restrictions on transferability (the “Restrictions”) and the related portion of the Condition to Closing set forth in Section 5(f) are hereby waived. Accordingly, Section 5(f) of the Transaction Support Agreement shall be amended and restated as follows:

the New Warrants shall have been issued to the Existing Equityholders in accordance with the requirements in the Transaction Term Sheet, other than the requirement that Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders be subject to contractual restrictions on transferability (the “Restrictions”) that provide that the Consenting Equityholders may not transfer their Existing Equity, other than to affiliates, family members, as a gift, for estate planning purposes or pursuant to other exceptions to be agreed, in each case subject to the Restrictions, which requirement has been waived by the Steering Committee;

(i)     The provisions of the Transaction Term Sheet set forth under the “Public Listing” heading shall be amended and restated as follows:

For a period of at least 6 months following the execution of the TSA, and in no event less than 3 months following the Closing Date, the Company shall undertake commercially reasonable efforts to maintain Cazoo as a publicly listed company on the NYSE, Nasdaq or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee (such period, the “Public Listing Period”); provided that commercially reasonable efforts shall include providing any information required by any such exchange related to the business, its finances and strategies; provided, further, that notwithstanding anything to the contrary herein, commercially reasonable efforts shall not require the Company to maintain the public listing of Cazoo as a result of a sale of the Company in which the holders of Closing Date Equity receive cash or liquid, marketable securities of another company which are listed on NASDAQ, the NYSE, or such other reputable international stock exchange; provided, further, that (1) the Public Listing Period shall be automatically extended in order to ensure that Cazoo’s executive officers and directors (and former executive officers and directors) shall have at least 30 trading days (whether or not consecutive) following the Closing Date during which such persons shall be permitted to trade their Existing Equity on the applicable exchange in compliance with the Company’s insider trading policies and applicable securities laws; and (2) any waiver of the Restrictions by the Steering Committee on a given day shall count towards the 30 trading days (so long as such Cazoo executive officer or director (or former executive officer or director) is otherwise permitted to trade their Existing Equity under the Company’s insider trading policies and applicable securities laws on such day).

2. Effectiveness. This Amendment shall become effective and binding when counterpart signature pages to this Amendment have been executed and delivered by (i) solely with respect to Section 1(b) of this Amendment, (a) the Company Parties, (b) the Steering Committee, and (c) the Consenting Equityholders and (ii) with respect to the remainder of this Amendment, (a) the Company Parties and (b) the Steering Committee, in each case, to the Parties’ respective counsel.

3. Miscellaneous. Except as expressly set forth herein, the Transaction Support Agreement is and shall remain unchanged and in full force and effect, and nothing contained in this Amendment shall, by implication or otherwise, limit, impair, constitute a waiver of, or otherwise affect the rights of any Party, or shall alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants, or agreements contained in the Transaction Support Agreement.

4. Survival. This Amendment is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, and executors.

5. Governing Law. This Amendment shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction, other than as provided herein.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.  The words “execution,” “signed,” “signature,” and words of like import in or relating to this Agreement will be deemed to include electronic signatures or electronic records, each of which will be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and, as applicable, delivered by their respective duly authorized officers, solely in their respective capacities as officers of the undersigned and not in any other capacity, as of the date first set forth above.

CAZOO GROUP LTD
By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Founder and Executive Chairman
CAZOO HOLDINGS LIMITED
By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Director
By:	/s/ Paul Woolf
Name:	Paul Woolf
Title:	Director
CAZOO LTD
By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Director
By:	/s/ Paul Woolf
Name:	Paul Woolf
Title:	Director
CAZOO PROPERTIES LIMITED
By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Director
By:	/s/ Paul Woolf
Name:	Paul Woolf
Title:	Director

[Signature Page to TSA Amendment]

Consenting Noteholder Signature Page

VIKING GLOBAL EQUITIES MASTER LTD.,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

VIKING GLOBAL EQUITIES II LP,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP
660 Fifth Avenue
New York, NY 10103
Attention: General Counsel

With a mandatory copy to:
legalnotices@vikingglobal.com

[Signature Page to TSA Amendment]

Consenting Noteholder Signature Page

Farallon Capital Partners, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Four Crossings Institutional Partners V, L.P.

By: Farallon Institutional (GP) V, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Manager

[Signature Page to TSA Amendment]

Farallon Capital Institutional Partners II, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Offshore Investors II, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital F5 Master I, L.P.

By: Farallon F5 (GP), L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital (AM) Investors LP

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

[Signature Page to TSA Amendment]

Farallon Capital Institutional Partners III, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Contact Information for all Parties above:

c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, CA 94111, USA
Attention:

With a mandatory copy to:
Legal-UK@faralloncapital.com

[Signature Page to TSA Amendment]

Consenting Equityholder Signature Page

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Founder and Executive Chairman

Contact Information:

c/o Cazoo Group Ltd
41 Chalton Street
London, NW1 1JD, United Kingdom
Attention: Alex Chesterman
Email: alex.chesterman@cazoo.co.uk

[Signature Page to TSA Amendment]